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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)


                             NEXTWAVE WIRELESS INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.001 PER SHARE                        65337Y102
    (Title of class of securities)                            (CUSIP number)


                              MARITA MAKINEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 28, 2007
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 65337Y102                                         13D                                    Page 2
-------------------------------------------------------              -------------------------------------------------------------
-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Navation, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                         (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               WC
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   19,618,761*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              19,618,761*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   19,618,761*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   22.0%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------


*As of March 28, 2007, Allen Salmasi, Nicole Salmasi and Navation, Inc.
collectively were the beneficial owner of 15,093,874 shares of common stock of NextWave Wireless Inc., par value $0.001 (the "Common Stock") and 50,000 shares of Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. that are convertible into 4,524,887 shares of Common Stock. The Series A Senior
Convertible Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05. The Series A Senior Convertible Preferred
Stock has an initial liquidation preference of $1,000 per share, as of March 28, 2007. Allen Salmasi is also the sole beneficial owner of 8,342,011 shares of Common Stock and 528,082 options to purchase Common Stock.

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Allen Salmasi, Nicole Salmasi and Navation, Inc. as if all of the options and shares of the Series A Senior
Convertible Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.


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
-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 65337Y102                                         13D                                    Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Allen Salmasi
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                         (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     8,870,093
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   19,618,761*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                8,870,093
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              19,618,761*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   28,488,854*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  31.8%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------


*As of March 28, 2007, Allen Salmasi, Nicole Salmasi and Navation, Inc.
collectively were the beneficial owner of 15,093,874 shares of common stock of NextWave Wireless Inc., par value $0.001 (the "Common Stock") and 50,000 shares of Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. that are convertible into 4,524,887 shares of Common Stock. The Series A Senior
Convertible Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05. The Series A Senior Convertible Preferred
Stock has an initial liquidation preference of $1,000 per share, as of March 28, 2007. Allen Salmasi is also the sole beneficial owner of 8,342,011 shares of Common Stock and 528,082 options to purchase Common Stock.

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Allen Salmasi, Nicole Salmasi and Navation, Inc. as if all of the options and shares of the Series A Senior
Convertible Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.


                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 65337Y102                                         13D                                    Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Nicole Salmasi
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                         (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   19,618,761*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              19,618,761*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   19,618,761*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  22.0 %

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------

*As of March 28, 2007, Allen Salmasi, Nicole Salmasi and Navation, Inc. collectively were the beneficial owner of 15,093,874 shares of common stock of NextWave Wireless Inc., par value $0.001 (the "Common Stock") and 50,000 shares of Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. that are convertible into 4,524,887 shares of Common Stock. The Series A Senior Convertible Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05. The Series A Senior Convertible Preferred Stock has an initial liquidation preference of $1,000 per share, as of March 28, 2007. Allen Salmasi is also the sole beneficial owner of 8,342,011 shares of Common Stock and 528,082 options to purchase Common Stock.

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Allen Salmasi, Nicole Salmasi and Navation, Inc. as if all of the options and shares of the Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.


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
Item 1.   Security and Issuer.

          The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of NextWave Wireless, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 12670 High Bluff Drive, San Diego, California 92130.

Item 2.   Identity and Background.

(a) This statement is filed by:

          (i) Allen Salmasi;
          (ii) Nicole Salmasi; and
          (iii) Navation, Inc. (collectively, the "Reporting Persons")


(b) Address of Principal Business Office or, if None, Residence:

                    The principal business office of each of the Reporting Persons listed in Item 2(a) is as follows:

                    The principal business office of each of Allen Salmasi and Nicole Salmasi is 12670 High Bluff Drive, San Diego, California 92130.

                    The principal business office of Navation, Inc. is 40 route de Malagnou, CH-1204 Geneva, Switzerland.

(c) Mr. Allen Salmasi's principal occupation is serving as Chief Executive Officer of NextWave. Ms. Nicole Salmasi is the President and a director of Navation, Inc., which principally serves as an investment vehicle for the Reporting Persons' holdings in NextWave shares.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Allen Salmasi is a citizen of the United States; Nicole Salmasi is a citizen of the United States; and Navation, Inc. is a corporation duly incorporated in Delaware.

Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate amount of funds used by Navation, Inc. to purchase 50,000 shares of NextWave's Series A Senior Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), such shares being convertible into 4,524,887 shares of Common Stock, was $50 million. The source of funds used to purchase these shares of Series A Preferred Stock was Navation, Inc.'s working capital, over which Mr. Salmasi, in his role as Chief Executive Officer, exercises investment discretion.

Item 4.   Purpose of Transaction.

          Pursuant to a Securities Purchase Agreement, dated March 28, 2007 (the "Securities Purchase Agreement"), by and among NextWave and the investors listed on Schedule I thereto and as reported on the Company's annual report on Form 10-K, filed on March 30, 2007, NextWave issued and sold 355,000 shares of Series A Preferred Stock at a price of $1,000 per share (the "Transaction"). Navation, Inc. participated in the Transaction and invested $50 million in the issuance. Navation, Inc. purchased 50,000 shares of Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05, the conversion price set forth in the Securities Purchase Agreement. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share. Thus, on March 28, 2007, the Reporting Persons acquired Series A Preferred Stock that is convertible at any time into 4,524,887 shares of Common Stock.

          Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

          Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) - (b)

          As of March 28, 2007, Allen Salmasi, Nicole Salmasi and Navation, Inc. collectively were the beneficial owner of 15,093,874 shares of Common Stock and 50,000 shares of Series A Preferred Stock of NextWave Wireless Inc. that are convertible into 4,524,887 shares of Common Stock. The Series A Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share, as of March 28, 2007. Allen Salmasi is also the sole beneficial owner of 8,342,011 shares of Common Stock and 528,082 options to purchase Common Stock.

          For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Allen Salmasi, Nicole Salmasi and Navation, Inc. as if all of the options and shares of the Series A Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.

(c) In the past 60 days, there were no transactions in the shares of Common Stock or Series A Preferred Stock by Allen Salmasi, Nicole Salmasi or Navation, Inc., other than those disclosed herein.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported in this Statement as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None of the Reporting Parties are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss.


Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1: Joint Filing Agreement, dated April 6, 2007, by and between Allen Salmasi, Nicole Salmasi and Navation, Inc.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          ALLEN SALMASI

                                          By: /s/ Allen Salmasi
                                              --------------------------------



                                          NICOLE SALMASI

                                          By: /s/ Nicole Salmasi
                                              --------------------------------


                                          NAVATION, INC.

                                          By: /s/ Allen Salmasi
                                              --------------------------------
                                              Name: Allen Salmasi
                                              Title: Chief Executive Officer


Date: April 6, 2007














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